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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2018
Washington DC
408

SEC FILE NUMBER
8-53698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHICAGO ANALYTIC TRADING COMPNAY, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4415 West Harrison Street, Ste.237
(No. and Street)

HILLSIDE	IL	60162
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MANDA B SURY (312) 330-2628
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL COGLIANESE CPA PC
(Name – *if individual, state last, first, middle name*)

125 E LAKE STREET Suite 303	BLOOMINGDALE	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MANDA B SURY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHICAGO ANALYTIC TRADING COMPNAY, LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CEO

Title

Notary Public

ESMERALDA VAZQUEZ
Official Seal
Notary Public – State of Illinois
My Commission Expires Oct 4, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Chicago Analytic Trading Company LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT

December 31, 2017

Chicago Analytic Trading Company LLC

CONTENTS

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Chicago Analytic Trading Company LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chicago Analytic Trading Company LLC as of December 31, 2017, the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Chicago Analytic Trading Company LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Chicago Analytic Trading Company LLC's management. Our responsibility is to express an opinion on Chicago Analytic Trading Company LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Chicago Analytic Trading Company LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Chicago Analytic Trading Company LLC's financial statements. The supplemental information is the responsibility of Chicago Analytic Trading Company LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Chicago Analytic Trading Company LLC's auditor since 2012.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
January 29, 2018

Chicago Analytic Trading Company LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

Assets		
Cash	$	17,434
Prepaid and other assets		5,437
Property and equipment, net		48
Total assets	$	22,919
Liabilities and members' equity		
Liabilities		
Accrued liabilities	$	2,134
Total liabilities		2,134
Members' equity		20,785
Total liabilities and members' equity	$	22,919

See accompanying notes to financial statements.

Chicago Analytic Trading Company LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2017	
Expenses	
Occupancy and equipment	7,356
Insurance expense	321
Professional fees	11,563
Other operating expenses	1,252
Total expenses	20,492
Net Income (loss)	$ (20,492)

See accompanying notes to financial statements.

Chicago Analytic Trading Company LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2017

Members' equity, beginning of year	$	12,177
Capital contributions		29,100
Capital withdrawals		-
Net income (loss)		(20,492)
Members' equity, end of year	$	20,785

See accompanying notes to financial statements.

Chicago Analytic Trading Company LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2017		
Cash flows from operating activities		
Net Income (loss)	$	(20,492)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Changes in assets and liabilities:		
Prepaids and Other assets		175
Accrued liabilities		900
Net cash provided (used) by operating activities		(19,417)
Cash flows from financing activities		
Member Contributions		29,100
Net cash provided (used) by financing activities		29,100
Net change in cash		9,683
Cash, beginning of year		7,751
Cash, end of year	$	17,434
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$	458
Income tax payments	$	-

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Chicago Analytic Trading Company LLC (the "Company"), was formed as a limited liability company under the laws of the State of Delaware in November 2001. The Company is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company is wholly owned by Manda B. Sury.

The Company, as an introducing broker-dealer, does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Currently the Company has no customers.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Fair Value- Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820, "Fair Value Measurements and Disclosures" establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. ASC 820 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3).

ASC 820 did not have a material impact on the Company's financial statements.

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes

The Company does not record a provision for income taxes because the partners report their share of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes.

The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2014.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight line method over the estimated useful lives of the related assets.

Revenue recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company clears its securities transactions through another broker-dealer on a fully disclosed basis. The Company receives revenue under Commission sharing agreement from a different Broker Dealer to whom the Company has introduced customers. There have been no revenues in 2017.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2017, the Company's adjusted net capital was $15,300 which exceeded the requirement by $10,300 and above the 120% limit of $6,000.

3. Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and the Company's clearing broker requires the Company to maintain net equity equal to or greater than the amount required by the SEC net capital rules applicable to a correspondent introducing broker as described in Note 2. The Company has no requirement to maintain a cash deposit with the clearing broker.

4. Fixed Assets

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets.

Property and equipment at December 31, 2017 consists of Computer Equipment valued at $48 and no further depreciation is warranted in 2017

Depreciation expense for the year ended December 31, 2017 was $0.

5. Subsequent events

These financial statements were approved by management and available for issuance on January 29 2018. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosure.

Chicago Analytic Trading Company LLC

SUPPLEMENTAL INFORMATION

December 31, 2017

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Net capital:		
Total Members' Equity qualified for net capital	$	20,785
Less: Non allowable assets		
Prepaid and other assets		(5,437)
Property and equipment, net		(48)
Net capital		15,300
Haircut :		
None		-
Adjusted net capital		15,300
Net minimum capital requirement of 6.67% of aggregate indebtedness of $2,134 or $5,000 whichever is greater		5,000
Excess net capital	$	10,300

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5)

Adusted net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2017.	$	15,300
No differences		-
Adjusted net capital per above computation	$	15,300

See Report of Independent Registered Public Accounting Firm

December 31, 2017

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable

Reconciliation between Audited and Unaudited
Statement of Financial Condition
There were no material reconciliation items
for year ending December 31, 2017

See Report of Independent Registered Public Accounting Firm

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Chicago Analytic Trading Company LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Chicago Analytic Trading Company LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Chicago Analytic Trading Company LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) Chicago Analytic Trading Company LLC stated that Chicago Analytic Trading Company LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Chicago Analytic Trading Company LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chicago Analytic Trading Company LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
January 29, 2018

CATC
Chicago Analytic Trading Company, LLC
Member NASD, SIPC

4415 West Harrison Street
Suite 237
HILLSIDE Il 60162
(312) 334-1524
(866)7974403 Fax

January 19 2018

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2017

Dear Sir/Madame:

For the fiscal year ending December 31, 2017, CHICAGO ANALYTIC TRADING COMPANY,LLC claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(ii) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

CHICAGO ANALYTIC TRADING COMPANY, LLC ("CATC") met the exemption provided above for the period ending December 31, 2017. Additionally, CATC had no customers and no trades performed during 2017

Sincerely,

MBSury

Manda B Sury
CEO